SECURITIES & EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

NAME OF REGISTRANT: Braemar Hotels & Resorts Inc.
CIK: 1574085
NAME OF PERSON RELYING ON EXEMPTION: Zazove Associates, LLC
ADDRESS OF PERSON RELYING ON EXEMPTION:
1001 Tahoe Blvd.
Incline Village, NV 89451

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

Letter to Shareholders dated September 17, 2026


September 17, 2026

Fellow shareholders and Members of the Board of Directors of Braemar Hotels & Resorts Inc.

Re: Shareholder Perspective on Corporate Governance and Board Independence

Fellow Braemar Shareholders and Members of the Board,

Zazove Associates, LLC is a large shareholder of Braemar Hotels & Resorts Inc. ("Braemar" or the "Company"), with significant holdings of both the Company's common and preferred stock. We believe Braemar owns an exceptional portfolio of luxury hotel properties. In our view, a number of longstanding corporate governance and related-party matters have adversely affected shareholder confidence and, in our assessment, obscured the underlying value of those assets. Our objective is to help close that value gap for all Braemar shareholders by restoring robust corporate governance and supporting a truly independent Board of Directors that represents shareholder interests.

Recent developments surrounding the Company's 2026 Annual Meeting have reinforced our concerns. On September 3, Braemar announced that the Annual Meeting of Shareholders would be held on November 13. At the same time, the Company provided shareholders with an unusually short period - until September 14 - to nominate candidates for election to the Board.

This is not the first time shareholders have faced significant procedural restrictions in connection with director nominations. Prior to the 2025 Annual Meeting, the Company rejected a director nomination notice submitted by a fellow shareholder. Given Braemar's longstanding governance challenges, shareholders should be afforded a fair and meaningful opportunity to nominate and elect directors without unnecessary procedural obstacles.

These concerns are particularly important in light of the significant decisions currently facing the Company. We reiterate our objections to the agreement Braemar reached with Ashford Inc. to terminate its external advisory arrangement, which could result in payments to Ashford of nearly $480 million, plus accrued fees. A transaction of this magnitude underscores the need for rigorous independent oversight and a Board whose interests are fully aligned with those of Braemar shareholders.

Despite these concerns, we believe there remains a meaningful opportunity to improve Braemar's governance and unlock the value of its hotel portfolio. As a significant shareholder, we believe shareholders should be permitted to elect a truly independent Board in a fair and timely manner. We therefore encourage the Board to conduct the upcoming Annual Meeting and director election process with complete transparency and to avoid procedural delays, restrictive nomination practices, or other defensive governance measures that may interfere with shareholders' ability to exercise their voting rights.

We intend to support a new slate of directors and encourage our fellow shareholders to carefully consider the need for stronger Board independence. We remain hopeful that the upcoming Annual Meeting can mark the beginning of a more shareholder-focused chapter for Braemar, characterized by stronger governance, greater accountability, and a clear commitment to maximizing value for all shareholders.

Thank you for your time and consideration.

Respectfully yours,

Zazove Associates, LLC